

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Thane Ritchie
Chairman of the Board
Aries I Acquisition Corp.
23 Lime Tree Bay, P.O. Box 1569
Grand Cayman, Cayman Islands, KY-1110

> **Re: Aries I Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 20, 2022**
> **File No. 001-40421**

Dear Mr. Ritchie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David A. Sakowitz